UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒                    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐                       TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________________ to ___________________

Commission file number 1-7685

AVERY DENNISON CORPORATION EMPLOYEE SAVINGS PLAN

(Full title of the plan and the address of the plan,

if different from that of the issuer named below)

AVERY DENNISON CORPORATION

207 Goode Avenue

Glendale, California  91203

(Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office)

AVERY DENNISON CORPORATION

EMPLOYEE SAVINGS PLAN

FISCAL YEAR 2013 ANNUAL REPORT ON FORM 11-K

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits at December 31, 2013 and 2012	2

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2013	3

Notes to Financial Statements	4

Supplemental Schedules:

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions for the year ended December 31, 2013	17

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2013	18

Signatures	22

Exhibit:

Exhibit 23 – Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and the Administrator of

Avery Dennison Corporation Employee Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Avery Dennison Corporation Employee Savings Plan (the “Plan”) at December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2013 and schedule of delinquent participant contributions for the year ended December 31, 2013 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/  PricewaterhouseCoopers LLP

Los Angeles, California

June 26, 2014

AVERY DENNISON CORPORATION
EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
(In millions)	2013	2012

ASSETS
Investments, at fair value	$856.3	$758.7
Receivables:
Notes receivable from participants	18.1	20.5
Other receivables	1.8	1.1

Total assets	876.2	780.3

LIABILITIES
Other payables	.8	.9

Total liabilities	.8	.9

Net assets, reflecting investments at fair value	875.4	779.4
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1.5)	(5.9)

Net assets available for benefits	$873.9	$773.5

See Notes to Financial Statements

AVERY DENNISON CORPORATION
EMPLOYEE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended
(In millions)	December 31, 2013

Additions:
Investment income:
Interest income	$3.4
Dividend income	23.5
Net appreciation in fair value of investments	155.3
Net investment income	182.2

Interest on notes receivable from participants	.8

Contributions:
Participant contributions	35.3
Employer contributions	23.8
Total contributions	59.1

Total additions	242.1

Deductions:
Benefits paid to participants	(134.6)
Administrative expenses	(.3)

Total deductions	(134.9)

Net increase in net assets available for benefits before plan transfers	107.2

Plan transfers	(6.8)

Net increase in net assets available for benefits	100.4

Net assets available for benefits:
Beginning of year	773.5
End of year	$873.9

See Notes to Financial Statements

AVERY DENNISON CORPORATION

EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.            Summary Description of the Plan

The following description of the Avery Dennison Corporation Employee Savings Plan (the “Plan”) is provided for financial reporting purposes only.  For information regarding the terms and conditions of the Plan for benefit purposes, participants should refer to the Plan document.

General

The Plan covers eligible U.S. employees of Avery Dennison Corporation (the “Company”), the Plan Sponsor and Plan Administrator of the Plan.  The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Plan constitutes a “safe harbor 401(k) plan” under the Internal Revenue Code (“IRC”).

Employer Contributions

The Company contribution consists of an automatic contribution equal to three percent of an eligible employee’s eligible compensation regardless of his or her contributions to the Plan, and a matching contribution of 50 percent of the first six percent of eligible compensation that is contributed by an eligible employee each pay period (up to a maximum of three percent of eligible compensation).

An additional Company contribution feature provides an annual “true-up” contribution to ensure that participants receive the maximum Company matching contribution for which they are eligible. At the end of each year, the maximum Company matching contribution is calculated using the participant’s annualized average contribution percentage. If the participant’s actual Company matching contribution received for the year is less than the calculated maximum Company matching contribution, then the difference is deposited as a lump sum in the eligible participant’s account as soon as administratively feasible following the Plan year end.

All Company contributions are invested in the Company Unitized Stock Fund, a fund that, in addition to cash, primarily invests in Company common stock. Once the contribution is credited to a participant’s account in the form of units in the fund, a participant may elect to direct his or her units to other available investment options at any time, subject to restrictions on transfer for certain employees at certain times, in accordance with the Company’s insider trading policy.

Participant Contributions

Eligible employees are automatically enrolled in the Plan with a six percent pre-tax contribution rate after 30 days of employment, unless the employee affirmatively elects not to participate.  Participants direct the investment of their contributions into available investment options offered under the Plan. If a participant does not make an investment election for his or her contributions, the contributions are invested in the qualified default investment alternative under the Plan.

All participants can contribute any whole percentage (up to 100 percent) of their eligible earnings as pre-tax contributions and between one to 25 percent of their eligible earnings as after-tax contributions, in each case subject to applicable Internal Revenue Service (“IRS”) contribution limits.  Participants can make one election that covers their regular pre-tax contributions and, if eligible, their catch-up contributions, subject to applicable IRS contribution limits.

At the start of each calendar year, participants’ contributions will default to their pre-tax contribution election on file. A pre-tax contribution election automatically switches to an after-tax contribution election

AVERY DENNISON CORPORATION

EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

(referred to as the “spillover feature”) once a participant reaches his or her IRS annual pre-tax contribution limit during a calendar year, which remains in effect for the remainder of the year. Participants have the opportunity to “opt out” of the automatic spillover feature and stop their employee contributions once they reach the IRS annual pre-tax contribution limit for the given year.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s contributions, and earnings on all such contributions.  The participant’s entire benefit from the Plan is provided from the participant’s vested account balance.

Stock Holding and Retirement Enhancement (“SHARE”) accounts are held under the Plan for participants who participated in the Company’s SHARE account, which merged into the Plan effective November 30, 1997.  SHARE accounts hold Company stock investments that participants may elect to transfer to other investment funds available under the Plan at any time, subject to restrictions on transfer for certain employees at certain times, in accordance with the Company’s insider trading policy.

In December 2013, the Plan was amended to require participants with a SHARE account under the Plan to make a decision about their SHARE account assets during an election window in 2014. Active participants will be required to make an early election about their SHARE account, which will allow them to transfer their SHARE account into the Avery Dennison Pension Plan (“ADPP”) or to leave it in the Plan. Active participants who do not elect to transfer their SHARE account into the ADPP will have their retirement benefit under the ADPP offset (reduced) by the annuity equivalent of their SHARE account assets. Inactive participants with a SHARE account were previously given an opportunity to transfer their SHARE account into the ADPP when their employment terminated but will not be given another opportunity to transfer their SHARE account into the ADPP in 2014. However, during the election window, they will be given the opportunity to take a distribution of their SHARE account, or to leave their SHARE account in the Plan.

See Note 3, “Plan Transfers,” for more information.

Rollovers

Eligible employees are permitted to make rollover contributions of eligible rollover distributions into the Plan, including direct rollovers.

Vesting and Forfeitures

Employee contributions and earnings thereon are immediately 100 percent vested. Company contributions and earnings thereon are 100 percent vested after two years of service.  Vesting in Company contributions can occur as of an earlier date upon a participant’s death or 65th birthday or if the Plan is terminated or discontinued, provided that the participant is an employee at that time.  In addition, participants who die while performing qualified military service are fully vested in their Company contributions (and earnings) under the Plan.  All SHARE accounts are 100 percent vested.

If a participant’s employment terminates prior to vesting, all Company contributions and earnings thereon are forfeited, and may be used to pay administrative expenses of the Plan or to offset future Company contributions.  The amount of forfeitures used to offset Company contributions was $.8 million for the year ended December 31, 2013. The amount of forfeitures available to pay administrative plan expenses and offset future contributions as of December 31, 2013 and December 31, 2012 was $.1 million and $.2 million, respectively.

AVERY DENNISON CORPORATION

EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Payment of Benefits

Participants generally receive their vested account balance when they retire or terminate employment with the Company.  Participants may make hardship withdrawals, withdrawals at age 59 ½, and certain other withdrawals from specified vested accounts during their employment, subject to legal and/or Plan restrictions and requirements.

Notes Receivable from Participants

Participants have the right, subject to certain limitations and requirements, to borrow from certain accounts.  In general, loans cannot exceed 50 percent of the participant’s vested account balances at the time the loan is made and must bear reasonable interest rates commensurate with interest rates charged by persons in the business of lending money for loans made under similar circumstances.  At the time that each loan is made, the interest rate is established as of the first day of each plan quarter and fixed at a rate equal to the prime rate (as published by Reuters) plus one percent.  Each loan is an asset of the applicable participant’s account on the date of borrowing.  The loan must be repaid within five years, unless the loan is for the purchase of a principal residence, in which case the loan term may be five, ten, or 15 years, as elected by the participant. Interest payments are credited to the applicable participant’s account.

Administrative Expenses

Investment management fees and certain administrative expenses are paid by the Plan, as permitted by law.  All other administrative expenses of the Plan are paid by the Company.

Plan Termination

The Company currently intends to continue the Plan. However, the Company reserves the right to change, amend, terminate or discontinue the Plan at any time. In the event of Plan termination, each affected participant would become 100 percent vested in his or her Company contributions and all of the assets in participant accounts would be distributed to the participants (or their beneficiaries).

On July 1, 2013, the Company completed the sale of its Office and Consumer Products and Designed and Engineered Solutions businesses to CCL Industries Inc. Under applicable law, the completion of this sale resulted in a partial termination of the Plan, effective at the date of the sale. Affected participants became fully vested in accrued benefits at the date of the sale.

2.            Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Recent Accounting Pronouncements

In October 2012, the Financial Accounting Standards Board (“FASB”) issued amendments on a wide range of topics including technical corrections and improvements to existing guidance.  An amendment applicable to defined contribution plans clarifies that the fair value of plan investments be reduced by brokerage commissions and other costs normally incurred in a sale, if significant. The update was effective for annual periods beginning after December 15, 2012.  Adoption of this guidance did not have a material impact on the Plan’s financial statements.

AVERY DENNISON CORPORATION

EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

The FASB issued in December 2011, and amended in February 2013, disclosure requirements that require a company to disclose information about offsetting and related arrangements to enable readers of its financial statements to understand the effect of those arrangements on its financial position.  These disclosures were required to be applied retrospectively for all prior periods presented and were effective for fiscal years beginning on or after January 1, 2013, and interim periods within those fiscal years.  Adoption of these requirements did not have a material impact on the Plan’s financial statements.

Risks and Uncertainties

The Plan’s assets are invested at participants’ discretion in the Company Unitized Stock Fund or various other investment fund options available under the Plan.  The fund options may be invested in any combination of stocks, bonds, mutual funds and other investment securities with contractual cash flows, such as asset-backed securities, collateralized mortgage obligations and commercial mortgage-backed securities.  The value, liquidity and related income of these securities are exposed to various risks, such as changes in interest rates, foreign currency exchange rates, credit quality, and volatility with respect to the holdings within individual funds (including the Company Unitized Stock Fund), as well as to changes in global economic conditions, including real estate values, delinquencies and defaults, and the outlook and performance of financial markets.  Changes in the values of investment securities will affect participants’ account balances and the amounts reported in the Plan’s financial statements.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions for the reporting period and as of the financial statement date.  These estimates and assumptions affect the reported amounts of net assets available for benefits and the reported amounts of changes in net assets available for benefits.  Actual results could differ from these estimates.

Investment Contracts

Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustments for the fully benefit-responsive investment contracts from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared using the contract value basis for fully benefit-responsive investment contracts.  Refer to Note 5, “Investment Contracts,” for more information.

Valuation of Investments

Investments are reported at fair value.  Refer to Note 6, “Fair Value Measurements,” for more information.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  No allowance for credit losses has been recorded as of December 31, 2013 or 2012. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be in default, the participant loan balance would be reduced and a benefit payment would be recorded.

AVERY DENNISON CORPORATION

EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Income Recognition

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is accrued on the ex-dividend date.  Interest income from other investments is accrued as earned.

Realized gains or losses on sales of securities are computed on an average cost basis.  Unrealized appreciation or depreciation in the fair value of investments is the change in their fair value during the Plan’s fiscal year.

Net appreciation in the fair value of investments includes gains and losses on investments bought, sold and held during the year, and is reported in the Statement of Changes in Net Assets Available for Benefits.

Contributions

Participant and employer contributions are recorded on an accrual basis.

Benefit Payments

All benefits are payable from net assets available for benefits.  Benefits are recorded when paid.

Subsequent Events

Management evaluated subsequent events through the date the financial statements were issued.

3.                                    Plan Transfers

Based on participant elections, the Company transferred $6.8 million from SHARE accounts under the Plan to the ADPP during the year ended December 31, 2013.

4.                                    Investments

The fair value of individual investments representing five percent or more of the Plan’s net assets available for benefits at each of the presented Plan years ended is as follows:

	December 31,
(Dollars in millions)	2013	2012
Company common stock: 4,341,060 and 4,930,728 shares, respectively	$217.9	$172.2
Fidelity Freedom Fund K 2020: 3,705,379 and 3,656,731 shares, respectively	55.1	49.0
Fidelity Freedom Fund K 2030: 3,241,463 and 3,196,038 shares, respectively	51.4	43.8

AVERY DENNISON CORPORATION

EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Net appreciation in the fair value of the Plan’s investments, including investments bought, sold, and held during the year, was as follows:

(In millions)	Year Ended December 31, 2013
Mutual funds	$73.1
Commingled trust	9.9
Company common stock	72.3
Net appreciation in the fair value of investments	$155.3

5.                                    Investment Contracts

Included in the Plan’s investments is a fixed income fund that invests in fully benefit-responsive guaranteed investment contracts (“GICs”) issued and guaranteed by insurance companies or other financial institutions to transact all qualified participant withdrawals at a minimum of contract value (principal plus accrued interest).

Traditional GICs are backed by the general account of the contract issuer.  The fund deposits a lump sum with the issuer and receives a guaranteed interest rate for a specified period.  Synthetic GICs and the separate account GIC are backed by a segregated portfolio of bonds or units of collective funds that are owned directly by either the fund or the contract issuer. The interest crediting rate of synthetic GICs and the separate account GIC is based on the contract value, fair value, duration, and yield to maturity of the underlying portfolio. The fair value of a synthetic GIC is composed of the aggregate market values of the underlying investments and the fair value of the wrap contract.  The fair value of a wrap contract for a synthetic GIC represents the difference between current market level rates for contract wrap fees and the wrap fee being charged.  Refer to Note 6, “Fair Value Measurements,” for further information.

The Plan’s GICs and their associated wrap contracts are included in the Statements of Net Assets Available for Benefits at fair value of $137.8 million and $153.5 million as of December 31, 2013 and 2012, respectively.  Contract value of the fully benefit-responsive investment contracts was lower than fair market value by $1.5 million and $5.9 million as of December 31, 2013 and 2012, respectively.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value, which represents contributions plus interest earned, less benefits paid and transfers to other funds.  However, if one or all of the contracts were to be terminated prior to the expiration date and the Plan’s assets withdrawn, the amount received by the Plan could be less than the contract value under the relevant provisions of the agreements.  Withdrawals and transfers resulting from certain events may limit the ability of the Plan to transact at contract value with the issuer of fully benefit-responsive investment contracts.  These events include the following: (1) amendments to the Plan (including complete or partial Plan termination or merger with another plan); (2) competing fund transfers or violation of equity wash provisions; (3) any early retirement program, group termination, group layoff, facility closing, or similar program; (4) bankruptcy of the Company or other Company events that cause a significant withdrawal from the Plan; and (5) the failure of the Plan to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA.  In these instances, market value would likely be used to determine payouts to participants.  In general, issuers may terminate the contract and settle at other than contract value due to changes in the qualification status of the company or the plan, breach of

AVERY DENNISON CORPORATION

EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

material obligations under the contract and misrepresentation by the contract holder, or failure of the underlying portfolio to conform to the pre-established investment guidelines.  At this time, the Company does not believe that the occurrence of any event that would limit the Plan’s ability to transact with participants at contract value is probable.

The crediting interest rates paid on the fully benefit-responsive investment contracts ranged from .01 to 2.5 percent per annum as of December 31, 2013, and .01 to 5.46 percent per annum as of December 31, 2012.  The Plan earned an average annual yield on these investment contracts of 1.95 percent for the year ended December 31, 2013.  The average annual yield credited to participants was 1.74 percent for the year ended December 31, 2013.  Crediting interest rates for synthetic GICs are reviewed on a quarterly basis for resetting and may not be less than zero percent per annum, while traditional GICs have fixed crediting rates for the terms of the contracts.

Refer to Note 9, “Concentration of Credit Risk,” for more information.

6.            Fair Value Measurements

Plan investments are valued based on a three-tier fair value hierarchy.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  Inputs to the valuation methodology for the three levels of the fair value hierarchy are described below:

Level 1                                                 Unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2                                                 Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3                                                 Unobservable and significant to the fair value measurement.

If an asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

An asset’s or liability’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  The valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The Plan recognizes transfers of assets or liabilities between fair value hierarchy levels at the end of the reporting period in which the transfers occur. There were no transfers of assets or liabilities between fair value hierarchy levels during the year ended December 31, 2013.

AVERY DENNISON CORPORATION

EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

The following is a description of the valuation methodologies used for assets measured at fair value:

•                 Money market funds:  Valued at net asset value (“NAV”).

•                 Mutual funds: Valued at quoted market prices, which represent the NAV of shares held at year end.

•                 Collective fixed income funds and commingled trust: Valued at NAV per unit, as determined by the fund’s trustee based on the underlying securities in the trust. These investments are redeemable daily and settle within three days.

•                 Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

•                 Fixed income securities: Valued using bid prices; observable market inputs to determine these prices include reportable trades, benchmark yields, credit spreads, broker/dealer quotes, bids and offers.

•                 Guaranteed investment contracts:  Traditional GICs are valued using the present value of the contract’s unobservable future cash flow values discounted by comparable duration GIC Index rates.  The separate account GIC is valued based on the Plan’s allotted share of the fair value of the total underlying securities in the separate account and allows for daily withdrawals.

•                 Wrap contracts:  Valued based on hypothetical wrap fees generated by matrix pricing.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

AVERY DENNISON CORPORATION

EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

The following table sets forth, by level within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2013:

		Fair Value Measurements Using
(In millions)	Total	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Money market funds	$9.0	$8.8	$.2	$–
Fixed income securities:
Mortgage-backed securities	.8	–	.8	–
Asset-backed securities	5.9	–	5.9	–
Corporate bonds	15.1	–	15.1	–
Government securities	14.9	6.5	8.4	–
Collective fixed income funds:
Mortgage-backed securities	14.8	–	14.8	–
Asset-backed securities	10.5	–	10.5	–
Corporate bonds	52.5	–	52.5	–
Government bonds	12.7	–	12.7	–
Mutual funds:
Corporate bonds	10.0	10.0	–	–
U.S. equities – growth	121.8	121.8	–	–
U.S. equities – value	44.5	44.5	–	–
U.S. equities – blend	38.2	38.2	–	–
International	30.0	30.0	–	–
Life cycle	210.1	210.1	–	–
Company common stock	217.9	217.9	–	–
Commingled trust	38.0	–	38.0	–
Guaranteed investment contracts:
Traditional GICs	3.7	–	–	3.7
Separate account GIC	5.8	–	5.8	–
Wrap contracts	.1	–	–	.1
Total assets at fair value	$856.3	$687.8	$164.7	$3.8

AVERY DENNISON CORPORATION

EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

The following table sets forth, by level within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2012:

		Fair Value Measurements Using
(In millions)	Total	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Money market funds	$16.8	$15.2	$1.6	$–
Fixed income securities:
Mortgage-backed securities	1.1	–	1.1	–
Asset-backed securities	5.7	–	5.7	–
Corporate bonds	16.8	–	16.8	–
Government securities	11.1	6.6	4.5	–
Collective fixed income funds:
Mortgage-backed securities	22.5	–	22.5	–
Asset-backed securities	12.9	–	12.9	–
Corporate bonds	49.4	–	49.4	–
Government bonds	13.0	–	13.0	–
Mutual funds:
Corporate bonds	13.4	13.4	–	–
U.S. equities – growth	89.6	89.6	–	–
U.S. equities – value	40.2	40.2	–	–
U.S. equities – blend	37.5	37.5	–	–
International	28.6	28.6	–	–
Life cycle	178.2	178.2	–	–
Company common stock	172.2	172.2	–	–
Commingled trust	32.0	–	32.0	–
Guaranteed investment contracts:
Traditional GICs	9.8	–	–	9.8
Separate account GIC	7.8	–	7.8	–
Wrap contracts	.1	–	–	.1
Total assets at fair value	$758.7	$581.5	$167.3	$9.9

AVERY DENNISON CORPORATION

EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

The following table below sets forth a summary of changes in the fair value of the Plan’s Level 3 investments for the year ended December 31, 2013:

(In millions)	Traditional GICs	Wrap contracts	Total
Fair value, beginning of year	$9.8	$.1	$9.9
Interest income	.2	–	.2
Unrealized losses	(.1)	–	(.1)
Settlements	(6.2)	–	(6.2)
Fair value, end of year	$3.7	$.1	$3.8

Unrealized losses from the traditional GICs are not included in the Statement of Changes in Net Assets Available for Benefits as the contracts are recorded at contract value.

The following table represents the Plan’s Level 3 financial instruments, the valuation techniques used to measure the fair value of those financial instruments, and quantitative information about the significant unobservable inputs at December 31, 2013:

(In millions)	Fair Value	Principal Valuation Technique	Unobservable Inputs	Range
Traditional GICs	$ 3.7	Discounted cash flow	Crediting rate Maturity	2.1% 3 – 10 months

Wrap contracts	.1	Discounted cash flow	Replacement contract fees	22 bps

The following table represents the Plan’s Level 3 financial instruments, the valuation techniques used to measure the fair value of those financial instruments, and quantitative information about the significant unobservable inputs at December 31, 2012:

(In millions)	Fair Value	Principal Valuation Technique	Unobservable Inputs	Range
Traditional GICs	$ 9.8	Discounted cash flow	Crediting rate Maturity	1.4% - 2.1% 10 – 22 months

Wrap contracts	.1	Discounted cash flow	Replacement contract fees	21 bps

Because participants transact at contract value, fair value of traditional GICs is determined annually for financial statement reporting purposes only. In determining the reasonableness of the valuation of traditional GICs, the Plan administrator evaluates the pricing policies and methodologies and inputs used

AVERY DENNISON CORPORATION

EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

for the traditional GICs and considers various factors– including economic factors, market conditions and yield curves– for valuation purposes as of the measurement date.

7.            Related-Party Transactions

The Plan invests in shares of mutual funds and short-term investments and deposits managed by Fidelity Management Trust Company (“FMTC”).  FMTC is the Custodian and Recordkeeper as defined by the Plan and, therefore, transactions related to these investments qualify as party-in-interest transactions.  As of December 31, 2013 and 2012, the total market value of investments in funds managed by FMTC was $331.5 million and $290.8 million, respectively. The Plan participates in a revenue sharing arrangement with FMTC, which allows the Plan to offset administrative expenses with revenue credits. Administrative expenses were reported net of $.6 million of revenue credits during the year ended December 31, 2013.

The Plan also invests in shares of Company common stock.  The Company is the Plan Sponsor and Plan Administrator and, therefore, transactions related to these investments qualify as party-in-interest transactions.  As of December 31, 2013 and 2012, the market value of investments in Company common stock was $217.9 million and $172.2 million, respectively.  During the year ended December 31, 2013, the Plan purchased and sold Company common stock totaling $35.3 million and $34 million, respectively.

8.            Tax Status

The Plan received a determination letter dated November 2009 from the IRS indicating that the Plan is designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan’s administrator believes that the Plan remains designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and tax-exempt. The Plan applied for a new IRS determination letter in January 2012.

GAAP requires the Company to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Company has concluded that, as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits of the Plan for any tax periods in progress.  The Company believes the Plan is no longer subject to income tax examinations for years prior to 2010.

9.            Concentration of Credit Risk

Included in the Plan’s investments for participants is a fixed income fund in which the Plan directly owns the underlying investments.  The fixed income fund invests primarily in a mix of medium-term investment contracts issued by insurance companies and banks with high credit ratings, and in professionally managed portfolios of high-grade, short- and medium-term fixed income securities.  Although the fund contains a diversified portfolio, the ultimate performance of the fund is dependent upon the ability of the underlying parties to honor their obligations.  The Plan, under investment management agreements, has entered into wrap contracts for a portion of the fixed income fund with insurance companies or financial institutions.  Under these contracts, the insurance company or financial institution aims to preserve principal and generate a fixed rate of return (interest rate floor of zero percent).

AVERY DENNISON CORPORATION

EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

The Plan’s cash and cash equivalent balances with financial institutions may, at times, exceed federally insured limits.

Although the Plan may be exposed to losses in the event of nonpayment, it does not anticipate such losses.

10.         Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2013 and 2012:

	December 31,
(In millions)	2013	2012
Net assets available for benefits per the financial statements	$873.9	$773.5
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	1.5	5.9
Net assets available for benefits per the Form 5500	$875.4	$779.4

The fully benefit-responsive investment contracts are recorded at fair value and adjusted to contract value in the Statements of Net Assets Available for Benefits; these contracts are recorded at fair value on the Form 5500.  As a result, unrealized gains or losses related to fully benefit-responsive investment contracts are reflected in the Form 5500, but not included in “Net appreciation in the fair value of investments” in the Statement of Changes in Net Assets Available for Benefits.

The following is a reconciliation of the net increase in net assets available for benefits before plan transfers per the financial statements to the Form 5500 for the year ended December 31, 2013:

(In millions)	Year Ended December 31, 2013
Net increase in net assets available for benefits before plan transfers per the financial statements	$107.2
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	4.4
Net increase in net assets available for benefits before plan transfers per the Form 5500	$111.6

AVERY DENNISON CORPORATION

EMPLOYEE SAVINGS PLAN

SCHEDULE H, LINE 4a – SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

For the year ended December 31, 2013

(Dollars in thousands)

Total Fully Corrected Under VFCP and PTE 2002-15
Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions

Check here if Late Participant Loan Repayments are included: ☐	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP

$ 15.0 (1)	–	$ 15.0 (1)	–	–

(1) Participant contributions were not funded to the Plan within the time period prescribed by DOL Regulation 2510.3-102. The Company calculated the interest on the delinquent contributions and transmitted the lost earnings to the Plan in 2013. The Company is filing form 5330, Return of Excise Taxes Related to Employee Benefit Plans.

AVERY DENNISON CORPORATION

EMPLOYEE SAVINGS PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

As of December 31, 2013

(Dollars in millions)

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment (including maturity date, rate of interest, collateral, par or maturity value)	(d) Cost **	(e) Value

Cash and Cash Equivalents
*	Fidelity Short Term Investment Fund	Short Term Investment, .01% variable		$ 7.4
*	Fidelity Institutional Cash Portfolio - Monthly	Collective Investment		.3
*	Fidelity Retirement Money Market Fund	Investment in Registered Investment Company		.1
	SEI Daily Income Treasury Government Fund	Short Term Investment, .02% variable		.2
	Total			$ 8.0

Guaranteed Investment Contracts
	ING	Contract IUS 0404, Stepped maturity, 2.1%		1.2
	Protective Life	Contract GA 2003, Stepped maturity, 2.1%		2.5
	Total			$ 3.7

Separate Account Guaranteed Investment Contract
	ING	Contract 060328, Stepped maturity, 1%		5.8
	Total			$ 5.8

Synthetic Guaranteed Investment Contracts
	Natixis Financial Products (Contract WR 1819-03-A)
	Citigroup/Deutsche Bank	Mortgage Backed Security, 4/15/2014, 5.4%		.1
	Merrill Lynch Mortgage Trust	Mortgage Backed Security, 5/12/2014, 5%		.7
	Wrap contract			–
	Total			$ .8

	ING Life Insurance (Contract 60247)
	BlackRock 1-3 Year Credit Bond Index Fund	Collective Fixed Income Fund		2.6
	BlackRock 1-3 Year Government Bond Index Fund	Collective Fixed Income Fund		5.3
	BlackRock Asset-Backed Securities Index Fund	Collective Fixed Income Fund		6.4
	BlackRock Commercial Mortgage-Backed Index Fund	Collective Fixed Income Fund		.9
	BlackRock Intermediate Term Credit Bond Index Fund	Collective Fixed Income Fund		9.6
	BlackRock Intermediate Government Bond Index Fund	Collective Fixed Income Fund		2.4
	BlackRock Mortgage-Backed Securities Index Fund	Collective Fixed Income Fund		8.1
	Wrap contract			.1
	Total			$ 35.4

	Monumental Life Insurance (Contract MDA01159TR)
	BlackRock 1-3 Year Credit Bond Index Fund	Collective Fixed Income Fund		1.7
	BlackRock 1-3 Year Government Bond Index Fund	Collective Fixed Income Fund		3.4
	BlackRock Asset-Backed Securities Index Fund	Collective Fixed Income Fund		4.1
	BlackRock Commercial Mortgage-Backed Index Fund	Collective Fixed Income Fund		.6
	BlackRock Intermediate Term Credit Bond Index Fund	Collective Fixed Income Fund		6.1
	BlackRock Intermediate Government Bond Index Fund	Collective Fixed Income Fund		1.6
	BlackRock Mortgage-Backed Securities Index Fund	Collective Fixed Income Fund		5.2
	Wrap contract			–
	Total			$ 22.7

AVERY DENNISON CORPORATION

EMPLOYEE SAVINGS PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

As of December 31, 2013

(Dollars in millions)

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment (including maturity date, rate of interest, collateral, par or maturity value)	(d) Cost **	(e) Value

	Prudential (Contract GA 62338)
	Prudential Core Conservative Intermediate Bond Fund	Collective Fixed Income Fund		$ 32.5
	Wrap contract			–
	Total			$ 32.5

	Pacific Life Insurance Company (Contract G-27553.01.0001)
	Aflac Inc	Corporate Bond, due 08/15/2015, par $0.5, 3.5%		.5
	Amer Express Mstr Tr 2013-1 A Frn	Asset Back Security, due 02/16/2021, par $0.5, 0.6%		.5
	AT&T Inc	Corporate Bond, due 02/12/2016, par $0.6, 0.9%		.6
	AT&T Inc	Corporate Bond, due 02/01/2018, par $0.5, 5.5%		.5
	Bank Of America Corp	Corporate Bond, due 06/01/2019, par $0.5, 7.6%		.6
	Barrick Na Finance Llc	Corporate Bond, due 09/15/2018, par $0.4, 6.8%		.5
	Bhp Billiton Finance Frn	Corporate Bond, due 02/18/2014, par $0.3, 0.5%		.3
	California St G.O.	Government Bond, due 02/01/2016, par $0.1, 1.1%		.1
	California St G.O.	Government Bond, due 04/01/2014, par $0.8, 5.3%		.8
	Capital One Tr 2006-A3 A3	Asset Back Security, due 12/17/2018, par $0.7, 5.1%		.8
	Capital One Tr 2007-A7 A7	Asset Back Security, due 07/15/2020, par $0.2, 5.8%		.2
	Chase Issuance Tr 2006-A2 A2	Asset Back Security, due 04/16/2018, par $0.6, 5.2%		.7
	Chase Issuance Tr 2013-A9 A Frn	Asset Back Security, due 11/16/2020, par $0.3, 0.6%		.3
	Citibank Issuance Tr 2008-A2 A2 Frn	Asset Back Security, due 01/23/2020, par $1.2, 1.3%		1.2
	Desert Sands Ca Sch G.O.	Government Bond, due 06/01/2017, par $0.4, 1.5%		.4
	Discover Card Mstr Tr 2012-A3 A3	Asset Back Security, due 11/15/2017, par $1.1, 0.9%		1.1
	Duke Energy Carolinas	Corporate Bond, due 12/15/2016, par $1.0, 1.8%		1.0
	Enel Finance Intl Sa	Corporate Bond, due 10/07/2014, par $0.3, 3.9%		.3
	European Investment Bank	Government Bond, due 04/15/2015, par $0.7, 1.1%		.7
	Fannie Mae	Government Bond, due 10/26/2015, par $1.2, 1.6%		1.2
	Fl St Hurricane Rev	Government Bond, due 07/01/2020, par $0.5, 3%		.5
	Florida St Hurricane Rev	Government Bond, due 07/01/2016, par $1.0, 1.3%		1.0
	Freddie Mac	Government Bond, due 07/17/2015, par $1.0, 4.4%		1.1
	GE Capital Cc Mstr Tr 2012-3A Frn	Asset Back Security, due 03/15/2020, par $0.9, 0.6%		.9
	General Elec Cap Corp	Corporate Bond, due 07/12/2016, par $0.1, 0.9%		.1
	General Elec Cap Corp Frn	Corporate Bond, due 04/15/2020, par $0.9, 1%		.9
	Georgia Power Company	Corporate Bond, due 04/15/2016, par $1.0, 3%		1.0
	HSBC USA Inc	Corporate Bond, due 01/16/2018, par $0.5, 1.6%		.5
	Illinois St. Toll Hwy Auth	Government Bond, due 12/01/2018, par $0.4, 5%		.4
	JP Morgan Chase	Corporate Bond, due 07/05/2016, par $0.5, 3.2%		.5
	Kentucky A/L Gen Fund Rev	Government Bond, due 04/01/2014, par $0.5, 0.7%		.5
	Lower Co River Tx Rev	Government Bond, due 05/15/2016, par $0.6, 5%		.6
	Met Life Glob Funding I Frn	Corporate Bond, due 07/15/2016, par $0.2, 0.8%		.2
	Nissan Auto Tr 2011-A A4	Asset Back Security, due 09/15/2017, par $0.2, 1.9%		.2
	Pacificorp	Corporate Bond, due 07/15/2018, par $0.4, 5.7%		.4
	Pajaro Vly Ca Unif Sch Dist G.O.	Government Bond, due 08/01/2016, par $0.5, 1.4%		.5
	Pepsico Inc	Corporate Bond, due 11/01/2018, par $0.3, 7.9%		.4
	Philip Morris Intl Inc	Corporate Bond, due 05/16/2016, par $0.8, 2.5%		.8

AVERY DENNISON CORPORATION

EMPLOYEE SAVINGS PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

As of December 31, 2013

(Dollars in millions)

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment (including maturity date, rate of interest, collateral, par or maturity value)	(d) Cost **	(e) Value

	Rabobank Nederland	Corporate Bond, due 01/19/2017, par $0.8, 3.4%		$ .8
	Regional Trans Co Dist Rev	Government Bond, due 11/01/2017, par $0.6, 2%		.6
	Rio Tinto Fin Usa Ltd	Corporate Bond, due 11/02/2015, par $0.5, 1.9%		.5
	Santander Us	Corporate Bond, due 10/07/2015, par $0.7, 3.8%		.7
	State Street Bank Short Term Interest Fund	Short Term Investment, par $1, 0%		1.0
	Standard Chartered Bank	Corporate Bond, due 05/12/2016, par $0.2, 3.2%		.2
	Statoil	Corporate Bond, due 10/15/2014, par $0.6, 2.9%		.6
	Statoil Asa	Corporate Bond, due 01/17/2018, par $0.1, 1.2%		.1
	Statoil Frn	Corporate Bond, due 05/15/2018, par $0.1, 0.5%		.1
	Toronto-Dominion Bank	Corporate Bond, due 07/14/2016, par $0.8, 2.5%		.8
	United Technologies Corp	Corporate Bond, due 06/01/2017, par $0.5, 1.8%		.5
	United Technologies Corp Frn	Corporate Bond, due 06/01/2015, par $0.2, 0.7%		.2
	U.S. Treasury Notes	Government Bond, due 10/31/2017, par $2, 0.8%		2.0
	U.S. Treasury Notes	Government Bond, due 01/15/2014, par $4.5, 1%		4.5
	Verizon Communications	Corporate Bond, due 11/01/2018, par $0.6, 8.8%		.8
	Wells Fargo	Corporate Bond, due 05/08/2017, par $0.7, 2.1%		.7
	Wrap contract			–
		Total		$ 36.9

	Total fair market value of underlying assets			$ 128.3

*	Avery Dennison Corporation Common Stock	4,341,060 shares		$ 217.9

Commingled Trust
*	Fidelity U.S. Equity Index Pool Fund	Commingled Trust		38.0
	Total			$ 38.0

Mutual Funds
	Artisian Mid Cap Institutional Fund	Investment in Registered Investment Company		31.1
	BlackRock Inflation-Protect Bond Fund	Investment in Registered Investment Company		5.3
	DFA U.S. Targeted Value Portfolio	Investment in Registered Investment Company		8.6
	Eaton Vance Large Cap Value Fund	Investment in Registered Investment Company		12.7
*	Fidelity Diversified International Fund	Investment in Registered Investment Company		30.0
*	Fidelity Freedom K 2000 Fund	Investment in Registered Investment Company		1.7
*	Fidelity Freedom K 2005 Fund	Investment in Registered Investment Company		1.5
*	Fidelity Freedom K 2010 Fund	Investment in Registered Investment Company		10.1
*	Fidelity Freedom K 2015 Fund	Investment in Registered Investment Company		15.4
*	Fidelity Freedom K 2020 Fund	Investment in Registered Investment Company		55.1
*	Fidelity Freedom K 2025 Fund	Investment in Registered Investment Company		24.6
*	Fidelity Freedom K 2030 Fund	Investment in Registered Investment Company		51.4
*	Fidelity Freedom K 2035 Fund	Investment in Registered Investment Company		16.4
*	Fidelity Freedom K 2040 Fund	Investment in Registered Investment Company		21.8
*	Fidelity Freedom K 2045 Fund	Investment in Registered Investment Company		5.2
*	Fidelity Freedom K 2050 Fund	Investment in Registered Investment Company		5.9

AVERY DENNISON CORPORATION

EMPLOYEE SAVINGS PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

As of December 31, 2013

(Dollars in millions)

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment (including maturity date, rate of interest, collateral, par or maturity value)	(d) Cost **	(e) Value

*	Fidelity Freedom K 2055 Fund	Investment in Registered Investment Company		$ 1.0
*	Fidelity Freedom K Income Fund	Investment in Registered Investment Company		2.3
*	Fidelity Growth Company Fund- Class K	Investment in Registered Investment Company		43.3
	Goldman Sachs Mid Cap Value Fund	Investment in Registered Investment Company		31.8
	PIMCO Total Return Fund	Investment in Registered Investment Company		10.0
	T. Rowe Price Blue Chip Growth Fund	Investment in Registered Investment Company		14.1
	Times Square Small Cap Growth Fund	Investment in Registered Investment Company		24.7
	Vanguard Growth & Income Fund	Investment in Registered Investment Company		30.6
	Total			$ 454.6

Total investments, at fair value				$ 856.3

*	Notes receivable from participants	Interest rates ranging between 4.25% - 10.5%, with varying maturities through 2028		$ 18.1

*      Indicates party-in-interest to the Plan for which a statutory exemption exists.

**    Cost information is not required under ERISA for participant-directed investments and, therefore, is not included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AVERY DENNISON CORPORATION
EMPLOYEE SAVINGS PLAN

Date: June 26, 2014	By:	/s/ Cynthia S. Guenther

Cynthia S. Guenther
Vice President, Global Financial
Planning & Analysis
Avery Dennison Corporation